Exhibit 99.4

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING

CHAIRMAN’S SPEECH

26 MAY 2004

You will be all too aware of the considerable challenges faced by ICI over recent years. A Rights Issue to reduce debt; a profit warning; and the departure of a Chief Executive are not confidence inducing to shareholders and, although progress has been made over the past 12 months, we should be in no doubt that we face challenging times ahead. After an unacceptable performance over the last three years with reduced sales, reduced profits, and reduced dividends, we must – and we believe we can – make better progress in the future, driven by a strong focus on profitable growth as a result of being more efficient and effective operationally, and by continued innovation based on good knowledge of our customers’ needs and our strong technology platforms.

Since I joined ICI last summer I have been examining the Group's operations around the world, visiting many of our production sites, and meeting a large cross section of our staff. Their commitment and creative ability makes me much more optimistic that the challenges ahead can be met. In National Starch’s factories in the USA I met people who had worked there for almost 40 years but were every bit as keen and enthusiastic about their work and products as the youngsters who had joined our Paints operations in China only a few weeks earlier. In the Quest Flavours research laboratories in Holland I met a brilliant young scientist who had created that intensity of flavour we experience when we bite into a green apple.

So I was uplifted by the commitment, the dedication and the high level of innovation that I experienced as I travelled around the group.

I also have two other reasons for optimism:-

First, the global economic situation is looking more encouraging. The USA is expected to see GDP growth in 2004 of more than 4%; China and the other large Asian markets, where we are well represented, continue to be significant drivers of the global economy.

But I am optimistic mainly because the Group's strategy has been better articulated and is clearer now than it has been for some time, and is beginning to be effectively implemented.

In a few minutes I will ask the Group Chief Executive John McAdam, who I believe has done a very good job in the first year of his tenure, to take you through the strategy in greater detail, but in essence our strategy is to develop genuine leadership in formulation science. We have and will continue to build businesses which are leaders in their respective industries. Our businesses bring together outstanding knowledge of customer needs with leading edge technology platforms.

Formulation science for me means putting together the right mix of ingredients which will best meet the needs of our end-customers, which will in turn give us a competitive advantage, which in turn will maximise shareholder value.

While travelling around the company I have been impressed by the very considerable creativity and expertise I have found, which is developing the products to drive our future growth.

We will also be much more focused in ensuring that we are allocating the right level and type of resource to each of the markets in which we operate.

ICI contains four International Businesses which are in turn made up of Strategic Business Units. The Business Units have been divided into four main groups and our basic strategies differ in each.

There are certain Businesses and geographic regions which will have priority in terms of investment, such as Starch, Adhesives and the Paints Business in Asia, an area of the world which is showing the most growth in demand for our products. It now represents about one-quarter of our global turnover; employs one-quarter of our people; and makes more than one third of our Group profits.

At the other end of the scale, there are Businesses such as Uniqema which operate in more mature markets where investment in technology and marketing is unlikely to deliver a satisfactory pay-back, and where the focus will be more exclusively on cost management and capital effectiveness.

Going forward, success will be about both growing our income and managing our costs more effectively than we have been doing in the past.

That is why, in 2003 we announced two major tranches of restructuring within ICI. Together they aim to benefit the profit and loss account by more than £100 million in 2005 and succeeding years.

So we go forward with a focus on profitable sales growth and effective cost management augmented by a modest divestment programme. We have no plans to sell off any of our major international businesses, but where we can create greater value for shareholders by selling off parts of businesses which are worth more to others than to ourselves, and which are not core to our strategic growth, then we will do so.

This was the thinking behind the sale of the Quest Food Ingredients business which we have recently sold for $440m. This will further strengthen our balance sheet and enable Quest to focus totally on the recovery of its position in the Fragrance and Flavours markets.

This sale will help reduce the Group’s debt where we are making steady progress. The debt at the end of 2001 stood at £2.9bn. This was reduced to £1.3bn by the end of last year, and getting the debt down to an even lower level as a result of organic profit growth and modest non-core divestment will give us greater flexibility going forward.

However, no one is more conscious than your Board that whilst there has been some growth in the share price over recent months, it is still well below the price it was three years ago. The only thing that will move the share price in the right direction is consistent and sustainable profit growth, which is what we are totally committed to achieve.

Let me now say a word about the dividend. It is a matter of great regret that over the last three yearswe have not felt able to adequately reward the shareholders who own the Company. The Board considers that most value can be created over time for shareholders bymaintaining our policy of paying a dividend which represents about 1/3rd of our net profit before exceptional costs and goodwill. This policy over time, enables us to invest for profitable growth, which in turn will drive future dividend pay out.

We believe that it is not sensible to change the policy at this time. Indeed, after payment of the dividend there was a small reduction in the Group’s capital and reserves.

The key to better dividends per share lies in improved performance. The proposed new Executive Share Option Plan is designed to create a strong link between EPS performance and executive reward opportunity. Our EPS will have to have grown by 35 per cent over three years for any reward to be delivered to executives through this plan. To achieve the maximum, our EPS must increase by 66 per cent by 2006 from its 2003 base. Any reward from the Plan is also totally dependant on delivering share price growth, thus aligning the interests of executives and shareholders.

May I conclude by re-emphasising what I believe are the two key points for this Group going forward.

First, that I believe that the strategy outlined last October with its focus on being a leader in formulation science, concentrating on growth regions and markets, while at the same time implementing the restructuring and efficiency measures, is absolutely the right strategy to pursue.

Second, I think that the financial goals announced at the same time, of sales’ growth at, or better than, GDP on average, with trading profit growing by 0.5% a year on average, and a 1% per annum improvement on return of capital employed will, if delivered, see earnings per share growing by a compound annual growth rate in excess of 10%, I believe that these goals, whilst testing, are achievable and all of us at ICI are committed to their achievement. Despite an unsatisfactory profit performance for 2003, the first quarter results for this year were encouraging but we are in no doubt that we have a long way to go.

I believe that the excellent steps that John and his team have taken are creating a robust platform on which to build. We are now better placed to move forward, and we are beginning to see the benefits of implementation. We go forward with cautious optimism knowing that the climb ahead is steep, but we are committed to delivering better results.